Exhibit 99.1

Check-Cap Receives Approval from the Israeli Ministry of Health to Initiate Commercial
Sales in Israel of its C-Scan® System

ISFIYA, Israel, September 5, 2018 - Check-Cap Ltd. (the “Company” or “Check-Cap”) (NASDAQ: CHEK, CHEKW, CHEKZ), a clinical-stage medical diagnostics company engaged in the development of C-Scan®, an ingestible capsule for preparation-free, colorectal cancer (CRC) screening, today announced it has received approval from the Israeli Ministry of Health, the Medical Device Division (known as “AMAR”), to initiate commercial sales in Israel of the C-Scan system that received CE Mark approval in January 2018.

Alex Ovadia, Chief Executive Officer of Check-Cap, commented, “We are excited to receive approval from the Israeli Ministry of Health to initiate commercial sales in Israel of our C-Scan system. We believe that this approval reinforces the potential of the C-Scan system to increase CRC screening adherence and precancerous detection to ultimately reduce mortality by offering a preparation free, non-invasive and patient-friendly CRC screening option. We look forward to achieving our near-term planned milestones, which include commercializing the C-Scan system in Israel in the second quarter of 2019, pending extension of the AMAR approval and subject to engaging with a strategic partner and sufficient available capital.”

The indication of use for the C-Scan system as provided in the AMAR approval are as follows: "The C-Scan system is intended to provide structural information on the endoluminal surface of the colon. It may be used to screen for colonic suspicious findings in adults at average-risk for CRC who are not candidates for colonoscopy or who decline colonoscopy.”

The AMAR approval is valid until February 28, 2019 and its extension is subject to certain conditions detailed in the AMAR approval and the requirements of the Israeli Ministry of Health.

About Check-Cap

Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, an ingestible capsule- for preparation-free colorectal cancer screening.

Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally. This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note On Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

CONTACT

Investors
Jeremy Feffer
LifeSci Advisors, LLC
212.915.2568
jeremy@lifesciadvisors.com

Media
Alison Chen
LifeSci Public Relations
646-876-4932
 achen@lifescipublicrelations.com

Investors and Media - Israel
Meirav Gomeh-Bauer
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com